January 27, 2005

Mail Stop 0409

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, Inc.
2730  Sand Hill Road, Suite 280
Menlo Park, California  94025

Re:	Digital Realty Trust, Inc.
      Amendment No. 1 to
      Registration Statement on Form S-11
      Filed January 26, 2005
      Registration No. 333-122099

Dear Mr. Foust:

      We have reviewed your response to our letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legality Opinion

1. Please remove the assumption in opinion two as it eliminates an important part of the opinion.

Tax Opinion

2. Please include an opinion that the REIT has operated in a manner that will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Julian T.H. Kleindorfer (via facsimile)
	Latham & Watkins LLP



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Digital Realty Trust, Inc.
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